MERIT SECURITIES CORPORATION
                            4551 Cox Road, Suite 300
                           Glen Allen, Virginia 23060



                                  July 8, 2005


Ms. Angela Jackson
Senior Accountant
Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re:   MERIT Securities Corporation
      SEC comment letter dated June 30, 2005 on Current Reports on Form 8-K dated December 30, 2004 and April 1, 2005
      File No. 033-83524

Dear Ms. Jackson:

MERIT Securities Corporation (the "Company") has received the comment of the staff of the Commission by letter dated June 30, 2005, with respect to the Company's Current Reports on Form 8-K referred to above.

In response to the Commission's comment, the Company anticipates filing restated financial statements by August 31, 2005.

The Company has completed its initial assessment of the error discussed in its Form 8-Ks and is reviewing its analysis and preparing amended Quarterly Reports on Form 10-Q and Annual Report on Form 10-K in order to ensure that the restated financial statements are accurate and the related disclosures are adequate. After its amended filings have been prepared, they will be reviewed or audited, as the case may be, by its independent registered public accounting firm prior to being filed with the SEC.

The Company understands the need to correct its outstanding filings as quickly as possible.

The Company also acknowledges that:

     o The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
     o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Ms. Angela Jackson
July 8, 2005
Page 2



If you have any additional questions or comments, you may reach me at (804) 217-5837.

Very truly yours,



Stephen J. Benedetti
President